FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 under
the Securities Exchange Act of 1934

For the month ended February, 2016

ICON plc
(Registrant's name)

333-08704
(Commission file number)

South County Business Park, Leopardstown, Dublin 18, Ireland
(Address of principal executive offices)

Brendan Brennan, Chief Financial Officer
South County Business Park, Leopardstown, Dublin 18, Ireland
Brendan.Brennan@iconplc.com
00-353-1-291-2000
(Name, telephone number, email and/or facsimile number and address of Company contact person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

              Yes___X___                                   No_______

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

              Yes______                                    No___X___

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

              Yes______                                    No___X___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

              Yes_______                                   No___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82      N/A

EXHIBIT LIST

Exhibit	Description

99.1	ICON plc Press Release issued February 23, 2016 - ICON Reports Fourth Quarter and Full Year 2015 Results and Issues 2016 Earnings Guidance

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

ICON plc

Date:	February 23, 2016	/s/ Brendan Brennan
Brendan Brennan
Chief Financial Officer